UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Fortive Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

34959J 108

(CUSIP Number)

Michael G. Ryan

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, DC 20037-1701

(202) 828-0060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 34959J 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven M. Rales
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,517,889
	8.	Shared Voting Power 58,500
	9.	Sole Dispositive Power 21,517,889
	10.	Shared Dispositive Power 58,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,576,389
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IN

Schedule 13D

Item 1 Security and Issuer

This Statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.01 per share, of Fortive Corporation, a Delaware corporation (the “Issuer”), and is being filed by Steven M. Rales (the “Reporting Person”). The principal executive office of the Issuer is located at 6920 Seaway Blvd, Everett, WA 98203.

Item 2 Identity and Background

(a)	Name. The name of the Reporting Person is Steven M. Rales.

(b)	Business Address. The business address of the Reporting Person is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, DC 20037-1701.

(c)	Occupation and Employment. The Reporting Person currently serves on the Boards of Directors of the Issuer and Danaher Corporation (“Danaher”). The Reporting Person is also the Chairman of the Board of Directors of Danaher. Danaher is located at 2200 Pennsylvania Avenue NW, Suite 800W, Washington, DC 20037.

(d)	Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. The Reporting Person is a citizen of the United States.

Item 3 Source and Amount of Funds or Other Consideration

The holdings reported by the Reporting Person herein consist of 21,576,389 shares of the Issuer’s common stock, par value $0.01 per share (the “Shares”), held directly or indirectly by the Reporting Person. The 21,572,049 Shares reported herein were acquired by the Reporting Person in connection with the separation of the Issuer from Danaher and the distribution by Danaher of one Share for every two shares of Danaher common stock held by Danaher’s stockholders as of the close of business on June 15, 2016 (other than fractional shares, which will be aggregated and sold into the public market and the proceeds distributed to Danaher stockholders that otherwise would have received such fractional shares) (the “Distribution”). No consideration was paid by the Reporting Person in connection with the receipt of the 21,572,049 Shares pursuant to the Distribution. The 4,340 options to purchase Shares reported herein were awarded by the Issuer, on July 5, 2016, to the Reporting Person for service on the Issuer’s Board of Directors (the “Option Grant”). No consideration was paid by the Reporting Person in connection with the receipt of the 4,340 Shares pursuant to the Option Grant.

Item 4 Purpose of Transaction

The information provided in Item 3 is incorporated herein by reference.

All Shares held by the Reporting Person are held by the Reporting Person for investment purposes. The Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Issuer in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, the Reporting Person may, from time to time, retain or sell all or a portion of his Shares in the open market or in privately negotiated transactions. Any actions that the Reporting Person might undertake will depend upon his review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Issuer; personal financial planning; personal philanthropic endeavors; estate planning; and other future developments.

Other than as may have arisen in his capacity as a director of the Issuer, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. To the extent the Reporting Person may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director of the Issuer, the Reporting Person does not expect to disclose such developments of his involvement by amending this Statement.

Item 5 Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. As of the date hereof, the Reporting Person is the beneficial owner of 21,576,389 Shares, representing approximately 6.2% of the approximately 345,237,561 Shares outstanding as of July 2, 2016. The Reporting Person’s ownership consists of (i) 17,000,000 Shares owned by limited liability companies (SMRDHR LLC, SMRDHR II LLC, SMRDHR III LLC and SMRDHR IV LLC) of which the Reporting Person is the sole member, (ii) 6,179 Shares attributable to the Reporting Person’s 401(k) account as of December 31, 2015, (iii) 4,507,370 Shares owned directly by the Reporting Person, (iv) 58,500 Shares owned by a charitable foundation of which the Reporting Person is a director and (vii) 4,340 options to purchase Shares that vested in full on July 5, 2016. The Reporting Person also holds 1,450 restricted stock units, with no voting rights, representing a contingent right to acquire 1,450 Shares based on continued service to the Issuer through the earlier of July 5, 2017 or the date of the Issuer’s 2017 annual meeting. The Reporting Person disclaims beneficial ownership of all Shares that are owned directly or indirectly by Mitchell P. Rales, his brother.

All of the Shares held by the limited liability companies of which the Reporting Person is the sole member are pledged to secure lines of credit with certain financial institutions and each of such limited liability companies is in compliance with these lines of credit.

(b) Power to Vote and Dispose. Other than the shared voting and dispositive power over the 58,500 Shares owned by a charitable foundation of which the Reporting Person is a director, the Reporting Person has the sole voting and dispositive power over the Shares identified in response 5(a) above.

(c) Transactions within the Past 60 Days. Other than the receipt of Shares pursuant to the Distribution and the Option Grant, during the 60-day period immediately preceding the filing date of this Statement, the Reporting Person has not engaged in any transactions in Shares.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item incorporates by reference the information in Item 4 and Item 5 hereof. There are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2016
Date

/s/ Steven M. Rales
Signature

Steven M. Rales
Name/Title